FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated September 5, 2006- Logan Resources Ltd. Begins Diamond Drill Program on the Heidi Property

2.

News Release dated September 21, 2006- Logan Resources Ltd. Pushes On With Its Diamond Drill Program At Heidi Gold Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  4 October, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Tuesday September 5, 2006

LOGAN RESOURCES LTD. BEGINS DIAMOND DRILLING PROGRAM ON THE HEIDI PROPERTY

Tuesday, September 5, 2006 - Logan Resources Ltd. (TSX-V:LGR) today announced that the diamond drill program on the Heidi gold property in the Yukon is underway. In addition, the Company is pleased to report that 875,000 warrants were recently exercised at $0.40 netting the Company $350,000.

The Heidi camp was completed during the past week and the crews began drilling over the weekend. The drill program will test several high priority targets established from the coincident gold geochemical anomaly and the induced polarization survey. The location of the targets and the camp, combined with the access to water make the Heidi the most accessible property for drilling late into the season.

Management decided to move the drill from the Shell Creek property to the Heidi property due to the poor performance of the drills at depth. This diamond drill is better suited for the shallow drilling required at Heidi compared with the deeper holes proposed at Shell Creek. Three holes were drilled on the primary target at Shell Creek in the northeast part of the property. Drill core has been split and sent into Acme Analytical Laboratories Ltd. in Vancouver. Assays will be reported as they are received.

The Heidi camp will also service the Cheyenne property. Logan is still trying to source an additional drill to move to Cheyenne where the Company will focus its efforts evaluating the ‘Golden Wall’ target. Results from a recent rock-sampling program at Cheyenne confirmed the presence of mineralization in the system. The intent of the proposed drill program is to confirm the trend away from the showing area.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for these properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. The Company is currently exploring for copper, gold and uranium in the Yukon Territory (Shell Creek, Heidi, Cheyenne). Logan’s impressive property portfolio also includes gold, silver, lead and zinc projects in BC (Redford, Albert Creek, Antler Creek) and uranium project in Saskatchewan (Carswell). For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

“Seamus Young”

SEAMUS YOUNG,

PRESIDENT, CEO

For Further Information Please Contact:

Seamus Young, President and CEO, syoung@loganresources.ca

Michael Hibbitts, Vice President Exploration, mhibbitts@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Thursday, September 21, 2006

LOGAN PUSHES ON WITH ITS DIAMOND DRILL PROGRAM AT HEIDI GOLD PROJECT

Thursday, September 21, 2006 - Logan Resources Ltd. (TSXV: LGR) today announced that the diamond drill program on its Heidi gold project in the Yukon is progressing well. The first hole has been completed to a depth of approximately 777.5 feet (237 metres). The second hole is underway on a second priority target. Two additional diamond bit saws were dispatched to the camp to speed up the cutting and splitting of core. The drill core is being flown out of the camp every two days (weather permitting) to Vancouver to Acme Analytical Labs for analysis, to help reduce the turnaround time to receive assays. The Company intends to continue drilling the property for at least another month or longer if possible.

Logan is testing the coincident Induced Polarization anomaly, magnetometer anomaly and gold soil geochemical anomaly outlined at Heidi that combined cover an area 1 km by 500 m. Mineralization has been traced along surface for 2 km and remains untested to the southwest. Homestake Mining identified promising stratabound-replacement style gold mineralization at Heidi from 1995 to 2000. An extensive drill program was recommended by Homestake but postponed for corporate reasons. This is the first time the property has been drilled.

The 100%-owned (subject to 2% NSR) Heidi gold property is located 95 kilometers northeast of Dawson City, Yukon (30 km east of the Dempster Highway). The property is comprised of 54 claims covering approximately 1,000 hectares.

Assays are still pending for the three holes drilled at Shell Creek, Yukon this summer.  They will be reported when they are received. The Company is well financed with over $4 million in its treasury and intends to get back to the Shell Creek to evaluate its high priority targets as soon as possible next spring. Drill contracts are being negotiated now to secure suitable equipment and crews for the aggressive programs planned for Shell Creek and Cheyenne.

Logan Resources will be exhibiting at the Toronto Resource Investment Conference at the Metro Toronto Convention Centre on Sunday, September 24 and Monday September 25, 2006. Please visit us at Booth 419.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for these properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. It has seven Canadian mineral projects in its portfolio with discovery potential. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

“SEAMUS YOUNG”

SEAMUS YOUNG,

PRESIDENT, CEO

For Further Information Please Contact:

Seamus Young, President and CEO, syoung@loganresources.ca

Michael Hibbitts, P.Geo, Vice President Exploration, mhibbitts@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.